DOW Target Variable Fund LLC
File Number 811-9019
12/31/02

Form N-SAR

Sub-ITEM 77Q3(a)(i) - Based on our review and evaluation of the registrant's disclosure controls and procedures, we believe they are both effective and reasonable.

Sub-ITEM 77Q3(a)(ii) - We found no significant changes in the internal control procedures or in other factors that could significantly affect these controls. There were no significant reportable deficiencies or material weaknesses which would require corrective action.